PRESS RELEASE	MAY 15, 2024

Largo Reports First Quarter 2024 Financial Results; Cost Reduction Measures and Productivity Initiatives Underway
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q1 2024 and Other Highlights

  Revenues of $42.2 million in Q1 2024 vs. 57.4 million in Q1 2023; Lower revenues driven by a significant decrease in vanadium prices; Revenues per pound sold[1] of $6.91 in Q1 2024 vs. $9.14 in Q1 2023
  Operating costs of $49.7 million in Q1 2024 vs. $45.9 million in Q1 2023
  Cash operating costs excluding royalties per pound6 of $6.12 per lb V2O5 equivalent sold in Q1 2024 vs. $5.15 per lb in Q1 2023; Higher operating costs are largely associated with the extended maintenance period in Q1 2024 and included a write-down of produced vanadium products of $4.5 million
  Net loss of $13.0 million in Q1 2024, which included $4.4 million in non-recurring items vs. a net loss of $1.2 million in Q1 2023, which included $0.1 million in non-recurring items; Basic loss per share of $0.20 in Q1 2024 vs. basic loss per share of $0.02 in Q1 2023
  Cash balance of $45.7 million, net working capital[2] surplus of $70.8 million and debt of $75.0 million exiting Q1 2024
  V2O5 equivalent sales of 2,765 tonnes (inclusive of 156 tonnes of purchased material) in Q1 2024 vs. 2,849 equivalent tonnes sold (inclusive of 245 tonnes of purchased material) in Q1 2023
  V2O5 production of 1,729 tonnes (3.8 million lbs[3]) in Q1 2024 vs. 2,111 tonnes produced in Q1 2023; Lower production in Q1 2024 was expected and is largely attributable to the completion of the Company's planned kiln refractory replacement and other plant maintenance activities during the quarter
  The Company produced 9,563 tonnes of ilmenite concentrate in Q1 2024, an increase of 7% from Q4 2023, and sold 513 tonnes of ilmenite concentrate in Q1 2024; Ilmenite sales were below Q1 2024 guidance due to operational and administrative delays
  Q1 2024 results conference call: Thursday, May 16th at 10:00 a.m. ET

Vanadium Market Update[4]

  Due to adverse conditions in the Chinese and European steel industries, spot demand for Q1 2024 continued to be weak; however, strong aerospace demand continued; Future quarters are expected to witness an increase in demand for energy storage, specifically in China

  The average benchmark price per pound of V2O5 in Europe was $6.44 in Q1 2024, a 38% decrease from the average of $10.39 seen in Q1 2023. The average benchmark price per kg of ferrovanadium in Europe was $27.96 in Q1 2024, a 30% decrease from the average of $39.46 seen in Q1 2023
  The average benchmark price per pound of V2O5 in Europe as of May 10, 2024 was $5.87

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial results for the three months ended March 31, 2024. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 2,765 tonnes at a cash operating cost excluding royalties per pound6 sold of $6.12.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "Having navigated challenges in the first quarter, such as an extended maintenance period which led to increased costs, and a sharp decline in vanadium prices, our focus remains on restoring profitability at Largo. We continued to realize cost savings at our clean energy division this quarter as a result of initiating our strategic review process, and negotiations with Stryten Energy LLC remain ongoing. While we anticipate elevated costs in the first half of the year, we expect improvements in the second half as the full effects of our previously announced productivity initiatives and cost reduction measures materialize at our Maracás Menchen Mine."

Financial and Operating Results - Highlights

Financial figures expressed in thousands of U.S. dollars, except as otherwise stated	Three months ended
	Mar. 31, 2024	Mar. 31, 2023
Revenues	42,187	57,421
Operating costs	(49,707)	(45,931)
Net income (loss)	(13,006)	(1,207)
Basic earnings (loss) per share	(0.20)	(0.02)
Adjusted EBITDA[5]	(3,626)	9,592
Cash (used) provided before working capital items	(7,268)	8,150
Cash operating costs excl. royalties[6] ($/lb)	6.12	5.15
Cash	45,656	42,714
Debt	75,000	75,000
Total mined - dry basis (tonnes)	3,243,492	3,523,656
Total ore mined (tonnes)	604,231	341,967
Effective grade[7] of ore milled (%)	0.82	1.08
V2O5 equivalent produced (tonnes)	1,729	2,111
Ilmenite concentrate produced (tonnes)	9,563	Nil

Q1 2024 Notes

  The Company recorded a net loss of $13.0 million in Q1 2024 compared with a net loss of $1.2 million in Q1 2023, primarily due to a 27% decrease in revenues and an 8% increase in operating costs, which were partially offset by a 24% decrease in professional, consulting and management fees and a 73% decrease in technology start-up costs.

  In Q1 2024, the Company's direct mine and production costs of $29.9 million increased by 5% over Q1 2023, primarily due to the impact of the scheduled plant shutdown in Q1 2024 and the associated lower global recoveries and higher costs as the plant resumed operations. During the shutdown, the kiln refractory was replaced, and annual maintenance activities were performed in the crushing, milling, ilmenite, leaching and chemical sections of the plant.
  Cash operating costs excluding royalties6 of $6.12 per lb sold in Q1 2024 increased by 19% over Q1 2023 ($5.15 per lb) due to the reasons noted above and included a write-down of produced vanadium products of $4.5 million. Additionally, increased quantities of ore mined and lower grades also impacted the financial performance during the quarter. The Company is actively working to achieve operational stability and operating norms in order to better manage its unit costs and has implemented a number of initiatives with the goal of reducing production costs and improving productivity. These include reducing haulage distances, reducing the number of contractors and a comprehensive review of all contracts.
  Professional, consulting and management fees in Q1 2024 decreased from Q1 2023 by 24% ($1.3 million), primarily due to reduced activity and headcount at Largo Clean Energy Corp. ("LCE") as a result of the initiation of its strategic review process. Technology start-up costs in Q1 2024 also decreased from Q1 2023 by 73% ($2.0 million), which is primarily attributable to a decrease in activities at LCE in Q1 2024 as the installation of its battery project nears conclusion.
  Subsequent to Q1 2024, production and sales in were 815 tonnes and 757 tonnes of V2O5 equivalent, respectively, in April 2024, with 2,500 tonnes of ilmenite concentrate being produced during this period and 8,363 dry tonnes of ilmenite being sold.
  In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8.0 million. Drawdowns on the facility are repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank.
  On May 15, 2024, the Company signed a binding term sheet for up to $10.0 million in inventory financing. Under the terms of this facility, which shall have a minimum duration of 12 months, the Company will use its vanadium finished products inventory to secure drawdowns of up to $10.0 million for a maximum period of 90 days. Amounts repaid will include a commission fee of 1%, interest at an expected rate of the U.S. Secured Overnight Financing Rate ("SOFR") plus 2.5% and other direct costs.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023 and its management's discussion and analysis for the three months ended March 31, 2024 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, the projected timing and cost of the completion of the EGPE project; our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to successfully deploy our VCHARGE batteries in foreign jurisdictions; our ability to negotiate and enter into a joint venture with Ansaldo Green Tech on terms satisfactory to the Company and the success of such joint venture;  the receipt of necessary governmental permits and approvals on a timely basis, our ability to secure the required resources to build and deploy our VCHARGE batteries, and the adoption of VRFB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium commodities; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

This press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor the performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, as per the Q1 2024 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2024	March 31, 2023
Revenues - V2O5 produced[1]	$21,558	$34,526
V2O5 sold - produced (000s lb)	3,113	3,798
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$6.93	$9.09

Revenues - V2O5 purchased[1]	$988	$2,528
V2O5 sold - purchased (000s lb)	176	309
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$5.61	$8.18

Revenues - V2O5[1]	$22,546	$37,054
V2O5 sold (000s lb)	3,289	4,107
V2O5 revenues per pound of V2O5 sold ($/lb)	$6.85	$9.02

Revenues - V2O3 produced[1]	$6,203	$1,483
V2O3 sold - produced (000s lb)	668	134
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$9.29	$11.07

Revenues - V2O3 purchased[1]	$-	$1,155
V2O3 sold - purchased (000s lb)	-	88
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$13.13

Revenues - V2O3[1]	$6,203	$2,637
V2O3 sold (000s lb)	668	223
V2O3 revenues per pound of V2O3 sold ($/lb)	$9.29	$11.83

Revenues - FeV produced[1]	$12,249	$17,428
FeV sold - produced (000s kg)	569	568

	Three months ended
	March 31, 2024	March 31, 2023
FeV revenues per kg of FeV sold - produced ($/kg)	$21.53	$30.68

Revenues - FeV purchased[1]	$1,120	$301
FeV sold - purchased (000s kg)	51	10
FeV revenues per kg of FeV sold - purchased ($/kg)	$21.96	$30.10

Revenues - FeV[1]	$13,369	$17,730
FeV sold (000s kg)	620	578
FeV revenues per kg of FeV sold ($/kg)	$21.56	$30.67

Revenues[1]	$42,118	$57,421
V2O5 equivalent sold (000s lb)	6,096	6,281
Revenues per pound sold ($/lb)	$6.91	$9.14

1. As per note 18 of the Company's Q1 2024 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Excluding Royalties Per Pound

The Company's press release refers to cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties. Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine. Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2024 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2024	March 31, 2023
Operating costs[i]	$49,707	$45,931
Professional, consulting and management feesii	462	844
Other general and administrative expensesiii	279	309
Less: ilmenite costs[i]	(47)	-
Less: iron ore costs[i]	-	(273)
Less: conversion costs[i]	(2,023)	(1,918)
Less: product acquisition costs[i]	(2,050)	(4,178)
Less: distribution costs[i]	(1,818)	(1,447)
Less: inventory write-downiv	446	-
Less: depreciation and amortization expense[i]	(8,077)	(7,251)
Cash operating costs	36,879	32,107
Less: royalties[1]	(1,673)	(2,445)
Cash operating costs excluding royalties	35,206	29,572
Produced V2O5 sold (000s lb)	5,753	5,741
Cash operating costs per pound ($/lb)	$6.41	$5.58
Cash operating costs excluding royalties per pound ($/lb)	$6.12	$5.15

i. As per note 19 of the Company's Q1 2024 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 15 of the Company's Q1 2024 unaudited condensed interim consolidated financial statements.

iii. Year ended as per the Mine properties segment in note15 less the increase in legal provisions of $491 (for Q1 2024) as noted in the "other general and administrative expenses" section on page 6 of the Company's Q1 2024 unaudited condensed interim consolidated financial statements.

iv. As per note 5 of the Company's Q1 2024 unaudited condensed interim consolidated financial statements for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $(341).

EBITDA and Adjusted EBITDA

The Company's press release refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q1 2024 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2024	March 31, 2023
Net loss	$(13,006)	$(1,207)
Finance costs	1,812	1,426
Interest income	(306)	(712)
Income tax expense	22	333
Deferred income tax recovery (expense)	(5,329)	1,589
Depreciation[i]	8,724	8,044
EBITDA	$(8,083)	$9,473
Inventory write-downii	4,080	-
Write-down of vanadium assets	(114)	-
Movement in legal provisionsiii	491	119
Adjusted EBITDA	$(3,626)	$9,592

i. As per the consolidated statements of cash flows in the Company's Q1 2024 unaudited condensed interim consolidated financial statements.

ii. As per note 5 of the Company's Q1 2024 unaudited condensed interim consolidated financial statements.

iii. As per then "non-recurring items" section on page 5 of the Company's Q1 2024 management's discussion and analysis.

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[1] Revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

[2] Defined as current assets less current liabilities per the consolidated statements of financial position.

[3] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[4] Fastmarkets Metal Bulletin.

[5] Adjusted EBITDA is a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

[6] The cash operating costs excluding royalties and revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

[7] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate